SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: March 27, 2007
(Date of earliest event report):

AMS HEALTH SCIENCES, INC.
(Exact Name of Small Business Issuer as Specified in its Charter)

OKLAHOMA	001-13343	73-1323256
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

711 NE 39th Street, Oklahoma City, OK 73105
(Address of Principal Executive Offices) (Zip Code)

Issuer's telephone number, including area code: (405) 842-0131

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Information to be Included in the Report:

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors;**
Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On March 27, 2007, AMS Health Sciences, Inc. (the "Company") announced that the board of directors had approved the appointment of James M. Lee as an independent director of the Company. Mr. Lee was appointed to fill the vacancy left by the resignation of David D'Arcangelo in May 2005.

Also on March 27, 2007, the Company announced that its board of directors had exercised its right to extend the term of President and CEO Jerry Grizzle's employment agreement from January 24, 2008 to January 24, 2010. Dr. Grizzle was appointed President of the Company in January 2005, and named Chairman of the Board and Chief Executive Officer in February 2005. Dr. Grizzle's employment set forth an initial term ending January 24, 2008, with two automatic one-year extensions. Additional information regarding Mr. Lee's appointment and Dr. Grizzle is set forth in the Press Releases attached to this Form 8-K and is incorporated herein by reference.

Item 9.01 **Financial Statements and Exhibits**

(d) Exhibits.

The following exhibits are filed with this Form 8-K and are identified by the number indicated:

Exhibit No.	Description
99.1	Press Release dated March 30, 2007
99.2	Press Release dated April 2, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMS HEALTH SCIENCES, INC.

/s/ ROBIN L. JACOB

April 2, 2007

Robin L. Jacob
Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description	Method of Filing
99.1	Press Release dated March 30, 2007	Filed herewith electronically
99.2	Press Release dated April 2, 2007	Filed herewith electronically

Exhibit 99.1

MARKETING EXPERT JAMES M. LEE, PH.D.
JOINS BOARD OF DIRECTORS AT AMS HEALTH SCIENCES, INC.

OKLAHOMA CITY (March 30, 2007) - AMS Health Sciences, Inc., (Amex: <u>AMM</u> - <u>news</u>), today announced leading marketing expert, author and lecturer James M. Lee, Ph.D. has been appointed to the Company's Board of Directors by unanimous vote. Dr. Lee was appointed to fill the vacancy left by David D'Arcangelo, who tendered his resignation effective May 10, 2005.

"I have a great deal of respect for Dr. Lee as a person, as well as for his marketing acumen," said AMS President and Chief Executive Officer, Dr. Jerry Grizzle. "Because the Company has made a significant investment in more sophisticated marketing, branding and packaging, Dr. Lee will bring valuable real-world insight and strategic thinking to help us become a smarter, more nimble marketing organization."

Dr. Lee is a veteran of marketing and communications, with over 20 years of experience. He has been a featured speaker on marketing issues at major business conferences, including the success of the CD Warehouse e-commerce strategy, in addition to publishing numerous articles on global trends and consumer behavior. He earned his undergraduate degree in Economics from the University of New Hampshire; his Master of Sciences in International Business from the New Hampshire College Graduate School of Business; and a Ph.D. in Business Administration from Oklahoma State University.

Dr. Lee's background is quite varied, in both the professional and academic arenas. Dr. Lee is the former vice president of Oklahoma City-based CD Warehouse, as well as a former stockbroker. Dr Lee, age 46, has also served on the staffs of both a former Governor of New Hampshire and a United States Senator from New Hampshire. Currently, Dr. Lee serves as an assistant professor of marketing at The University of Tampa.

AMS Health Sciences recently launched its new saba™ division along with the new website, www.sabaforlife.com, to support the marketing of the saba and saba Borojo Weight Loss formulas. The new saba Weight Loss Formula features Borojo (pronounced "ba-ro-ho"), a fruit which offers essential amino acids for the body. According to Dr. Grizzle, AMS Health Sciences has the exclusive rights to market the Borojo fruit juice in America.

"AMS Health Sciences has entered an exciting new phase in its corporate evolution and the saba division has tremendous potential," said Dr. Lee. "I appreciate the opportunity to work with Dr. Grizzle and the rest of the AMS team which share a viable vision to become a role model for direct selling organizations. Their increased emphasis on marketing is a significant first step to achieve this vision."

AMS Health Sciences, Inc., sells more than 60 natural nutritional supplements, weight management products, and natural skincare products through independent associates across the U.S. and Canada information about the Company is available at http://www.amsonline.com. For more information on its new saba™ division, visit www.sabaforlife.com.

Exhibit 99.2

SUCCESSFUL TURNAROUND PLAN LEADS AMS HEALTH SCIENCES, INC. BOARD OF DIRECTORS TO EXTEND CONTRACT OF CEO DR. JERRY GRIZZLE THROUGH JANUARY 2010

OKLAHOMA CITY (April 2, 2007) -AMS Health Sciences, Inc., (Amex: AMM - news) today announced the board of directors has extended the term of President, Chairman and Chief Executive Officer Jerry Grizzle's employment agreement from January 25, 2008 to January 25, 2010. This action comes as Dr. Grizzle leads the Company through a successful nine-step turnaround plan that is generating positive results in financials, sales and operations.

"Since joining the Company in January 2005, Dr. Grizzle has brought much-needed fiscal discipline, management stability and aggressive marketing not only to the AMS corporate office, but also to the field of network associates," said Robin Jacob, AMS Vice President and CFO. "Thanks to his thoughtful turnaround plan and his ability to get management and key associates on board, AMS Health Sciences has made significant strides generating positive momentum for 2007 and beyond."

According to Stephen Jones, AMS Director, several noteworthy accomplishments during Dr. Grizzle's initial year included:

- moving the Heartland Cup subsidiary into discontinued operations, and in November 2005, leasing the equipment to a foam products manufacturer;
- completing a $2.0 million financing for use in branding, packaging and marketing efforts;
- successfully launching a new division and new products; and
- selling non-core assets, resulting in substantial cost savings.

Dr. Grizzle was appointed President of the Company in January 2005, and named Chairman and Chief Executive Officer in February 2005. The Company executed an employment agreement with Dr. Grizzle effective January 25, 2005, which set forth an initial term expiring January 24, 2008, with two automatic one-year extensions.

"The tremendous strides made by the Company include a number of people who believe in our products and our vision to be a role model for the direct selling industry," said Dr. Grizzle. "I am honored by this vote of confidence from the board of directors and look forward to keeping our company and our valued associates on the path to long-term success."

AMS Health Sciences, Inc., sells more than 60 natural nutritional supplements, weight management products, and natural skincare products through independent distributors across the U.S. and Canada. More information about the Company is available at http://www.amsonline.com. For more information on its new saba™ division, visit www.sabaforlife.com.